UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                         NEXT LEVEL COMMUNICATIONS, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   65333U 10 4
                       -----------------------------------
                                 (CUSIP Number)

                                December 30, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

- ------------------------------------------------------------------------------
CUSIP No.  65333U 10 4
- ------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    Kevin B. Kimberlin
- ------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) [  ]
                                                         (b) [ X]
- ------------------------------------------------------------------------------
3.  SEC USE ONLY
- ------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States Citizen
- ------------------------------------------------------------------------------
    NUMBER OF      5.      SOLE VOTING POWER                        10,976,011
    SHARES         -------------------------------------------------------------
    BENEFICIALLY   6.      SHARED VOTING POWER                               0
    OWNED BY       -------------------------------------------------------------
    EACH           7.      SOLE DISPOSITIVE POWER                   10,976,011
    REPORTING      -------------------------------------------------------------
    PERSON WITH    8.      SHARED DISPOSITIVE POWER                          0
- ------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,976,011
- ------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES   [  ]
- ------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    12.9%
- ------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON
    IN
- ------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer:

                           Next Level Communications, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                           6085 State Farm Drive
                           Rohnert Park, CA  94928
Item 2.

         (a)      Name of Person Filing:

                           Kevin B. Kimberlin


         (b)      Address of Principal Business Office:

                  c/o      535 Madison Avenue, 18th Floor
                           New York, NY 10022

         (c)      Citizenship:

                           Kevin B. Kimberlin is a citizen of the United
                           States.

         (d)      Title of Class of Securities:

                           Common Stock, $.01 par value

         (e)      CUSIP Number:

                  65333U 10 4

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
         (c), check the status of the person filing

         Not applicable.

Item 4.  Ownership

         (a)      Amount beneficially owned:

                           10,976,011

         (b)      Percent of class:

                           12.9%

         (c)      Number of shares as to which the person has

                  (i)  Sole power to vote or to direct the vote:

                           10,976,011

                  (ii) Shared power to vote or direct the vote:

                           0

                  (iii)Sole power to dispose or direct the
                       disposition of:

                           10,976,011

                  (iv) Shared power to dispose or to direct the
                       disposition of:

                           0

                  Kevin Kimberlin Partners, LP, a Delaware limited partnership ("KKP"), of which the reporting person is the sole general partner, received, in December 1999, a distribution of
                  4,438,540 shares of the Issuer's common stock from Spencer Trask Investors LLC, a Delaware limited liability company ("STI"). STI had distributed, in December 1999, all of its 5,863,329 shares of the Issuer's common stock and, in November 1999, all of its 8,480,102 warrants to purchase the common stock of the Issuer pro rata to its members (collectively, the "Distribution"), including 6,419,437 warrants of KKP.

                  Of the shares of common stock received, KKP (i) donated 5,400 shares to various charitable organizations in December 1999 and (ii) sold 20,000 shares, at a deemed price of $10.00 per share, to a consultant to KKP, as compensation for services rendered pursuant to an earlier agreement.

                  In a recapitalization, KKP distributed the 6,419,437 warrants pro rata to its partners. The partners formed a Texas limited partnership (the "Partnership"), of which the reporting person is a general partner, and exchanged the warrants as consideration for their limited partnership interests in the Partnership.

                  Spencer Trask Holdings, Inc. ("STH") received a pro rata distribution of 58,633 shares of common stock of the Issuer pursuant to the Distribution. STH also received a pro rata distribution of 84,801 warrants to purchase common stock of the Issuer pursuant to the Distribution. The reporting person is the controlling shareholder of STH. STH later contributed such shares and warrants to Spencer Trask Securities, Incorporated, its wholly-owned subsidiary.

Item 5.  Ownership of Five Percent or Less of a Class

                  Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                  Not Applicable.

Item 8.  Identification and Classification of Members of the Group

                  Not Applicable.

Item 9.  Notice of Dissolution of Group

                  Not Applicable.

Item 10. Certifications

                  Not Applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2000



                                           /s/ Kevin B. Kimberlin
                                           __________________________________
                                               Kevin B. Kimberlin